Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 32 DATED MAY 15, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 32 to you in order to supplement our prospectus. This supplement, dated May 15, 2003, to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 32 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 31 dated May 8, 2003, Supplement No. 30 dated May 1, 2003, Supplement No. 29 dated April 18, 2003, Supplement No. 28 dated April 9, 2003, Supplement No. 27 dated March 28, 2003, Supplement No. 26 dated March 19, 2003 and Supplement No. 25 dated March 7, 2003 (Supplement No. 25 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and February 27, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since May 8, 2003, the date of our last supplement to our Prospectus. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 5/6/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Killearn Shopping Center 3483 Thomasville Road Tallahassee, FL	NC	1980	5/15/03	10,850,000 (4)	95,229	97	18	Publix

Sandy Plains Village Woodstock Road (Hwy. 92) and Sandy Plains Road Roswell, GA	NC	1978/1993/1995	5/15/03	18,535,000 (3)	175,035	91	23	Kroger Stein Mart

Midway Plaza Commercial Boulevard and University Drive Tamarac, FL	NC	1985	05/13/03	28,433,000	220,259	73	38	Publix Ross

Village Crossing 5507 W. Touhy Avenue Skokie, IL	NC	1989	5/09/03	69,369,000 (1)	427,722	82	37	Crown Theaters Best Buy

Starwood Heller New Jersey Portfolio

440 Commons Route 440 North Jersey City, NJ	NC	1997	5/09/03	17,965,000	162,533	100	2	Home Depot Seaman's Furniture Store

Edgewater Towne Center 905 River Road Edgewater, NJ	NC	2000	5/09/03	26,958,000	135,430 (2)	100	9	Whole Foods Supermarket Annie Sez

		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 5/6/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Brick Center Plaza 51 Chambers Bridge Road Brick, NJ	NC	1999	5/09/03	19,392,000	114,028	100	4	Bed, Bath & Beyond Best Buy Seaman's Furniture Christian Fine Home Furnishings

East Hanover Plaza 154 State Route 10 East Hanover, NJ	NC	1994	5/09/03	17,253,000	97,660	100	5	Sport Authority Office Max Chili's & Macaroni Grill NJ Pet Supply

Sony Theatre Complex 145 State Route 10 East Hanover, NJ	NC	1993	5/09/03	12,021,000	70,549	100	6	Chuck E. Cheese Lowes Cinema

West Falls Plaza 1730 Route 46 West Paterson, NJ	NC	1995	5/09/03	20,903,000	88,913	100	3	A & P 6th Avenue Electronics

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

  The purchase price was adjusted based on an earnout formula for vacant spaces at the time of closing. The balance of the purchase price, of approximately $11,406,000, will be paid only if the remaining spaces are leased and occupied, with the tenant paying rent, within 24 months from closing.
  The gross leasable area includes 57,984 square feet of residential space, containing 64 apartment units.
  The acquisition cost includes $535,000, which will be spent on new roofs and other rehab work after the acquisition of the property.
  As part of the purchase of this property, we assumed the existing debt with a remaining principal balance of approximately $4,0400,000. The loan requires interest only payments based on an annual rate of 8.25% and matures December 2003.

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire each property will generally depend upon no material adverse change occurring relating to the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

We anticipate purchasing the properties listed below from unaffiliated third parties. We intend to purchase these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 04/28/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Cascades Market Place 21050 Southbank Street Sterling, VA	NC	1996/1998	16,800,000	100,134	100	8	Sports Authority Staples

Redbud Commons Redbud Drive and New Hope Road Gastonia, NC	NC	To be built	7,200,000	62,527	--	--	Bi-Lo

The Shops at Willoughby Hills 27401 Chardon Road Willoughby Hills, OH	NC	1985	36,902,000 (1)	359,410	100	14	Sam's Club Giant Eagle

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

(1) As part of the purchase of this property, we assumed the existing modified debt with a remaining principal balance of approximately $15,000,000. The loan will require interest only payments based on an annual rate of 6.98% and matures August 2018.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of May 13, 2003, we had sold 117,000,115 shares in our third offering, resulting in gross proceeds of $1,168,777,158. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of May 13, 2003, we had incurred $101,438,448 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $1,067,338,710 of net proceeds from the sale of those 117,000,115 shares. An additional 5,350,322shares have been sold pursuant to our Distribution Reinvestment Program as of May 13, 2003, for which we have received additional net proceeds of $50,828,062. As of May 13, 2003, we had repurchased 629,510 shares through our Share Repurchase Program resulting in disbursements totaling $5,901,302. As a result, our net offering proceeds from all offerings total approximately $1,692,343,640 as of May 13, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,803,000 are included in the purchase prices we have paid for all our properties purchased through May 13, 2003. As of May 13, 2003, we had invested approximately $1,507,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,271,000,000, and we had invested approximately $91,000,000 in notes receivable from developers of five shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of May 13, 2003, we had net offering proceeds of approximately $94,000,000 available for investment in additional properties. As of May 13, 2003, we have committed to the acquisition of an additional $950,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.